FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2010

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 7, 2010, by Panasonic Corporation (the registrant), announcing consolidated financial results for the year ended March 31, 2010 (fiscal 2010).

2.	Supplemental consolidated financial data for fiscal 2010 ended March 31, 2010.

3.	News release issued on May 7, 2010, by the registrant, announcing the continuation of policy toward large-scale purchases of company’s shares.

4.	News release issued on May 7, 2010, by the registrant, announcing the new midterm management plan.

5.	News release issued on May 7, 2010, by the registrant, announcing to change company name of subsidiary (Panasonic Shikoku Electronics Co., Ltd.)

6.	News release issued on May 7, 2010, by the registrant, announcing the plan to establish the Global Consumer Research Center.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 12, 2010

May 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS FISCAL 2010 ANNUAL RESULTS

- Strengthened management structure substantially improved earnings -

Osaka, Japan, May 7, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) today reported its consolidated financial results for the year ended March 31, 2010 (fiscal 2010).

Consolidated Results

Consolidated group sales for fiscal 2010 decreased 4% to 7,418.0 billion yen, from 7,765.5 billion yen in the year ended March 31, 2009 (fiscal 2009). Of the consolidated group total, domestic sales amounted to 3,994.4 billion yen, down 2% from 4,082.2 billion yen in fiscal 2009. Overseas sales decreased 7% to 3,423.6 billion yen, from 3,683.3 billion yen in fiscal 2009.

During the year under review, despite a visible market recovery in some regions such as China and Asia, the industry in general was unable to overcome the impact of the global recession. Under these circumstances, the market structure underwent rapid change especially in terms of demand shifts to emerging markets and lower-priced products, along with the expansion of environment and energy related markets. Panasonic simultaneously rebuilt its management structure, and took action for further growth in fiscal 2010, as the final year of its GP3 plan.

Specifically, Panasonic drastically reformed its business structure to rebuild its management structure. In addition, the company pursued penetration and internalization of “Itakona,” acceleration of procurement cost reductions, reinforcement of comprehensive cost reduction efforts, and capital investment and inventory reductions.

Meanwhile, to prepare for future growth, the company developed its unique products with the following concepts as a cornerstone: “super link,” “super energy saving” and “thorough universal design.” In addition, the company globally developed its home appliances business, launching refrigerators and drum-type washing machines in Europe; targeting emerging markets through local-oriented manufacturing; commercializing full high-definition (HD) 3D TVs that are expected to open a new era in television; and strengthening global systems and equipment businesses. These actions drove Panasonic Group to a new growth.

Having added SANYO Electric Co., Ltd. (SANYO) and its subsidiaries to the Panasonic Group, the company has been working on creating and maximizing synergies as early as possible, mainly in strengthening its competitive edge in the global market in environment and energy related businesses by combining technologies and manufacturing expertise which each company has cultivated over the years.

Regarding earnings, operating profit1 for this fiscal year improved significantly to 190.5 billion yen, up 161% from 72.9 billion yen in fiscal 2009. This was due mainly to restructuring initiatives such as streamlining material costs and reducing fixed costs. Regarding other income (deductions), the company incurred expenses of 219.8 billion yen including business restructuring expense such as the implementation of early retirement programs. These factors resulted in a pre-tax loss of 29.3 billion yen, improved from a pre-tax loss of 382.6 billion yen in fiscal 2009. Accordingly, net income attributable to Panasonic Corporation was a loss of 103.5 billion yen, improved from a loss of 379.0 billion yen a year ago.

[1]	For information about operating profit, see Note 2 of Notes to consolidated financial statements on page 12.

Breakdown by Business Segment

The company’s annual consolidated sales and operating profits by business segment, as compared with prior year amounts, are summarized as follows:

Digital AVC Networks

Sales in this segment decreased 9% to 3,409.5 billion yen, from 3,749.0 billion yen in fiscal 2009. Although domestic sales of flat-panel TVs and automotive electronics and Blu-ray Disc recorders were favorable, overall sales declined due mainly to a sales decline of notebook PCs and mobile phones. Despite this sales decline, operating profit significantly improved to 87.3 billion yen from 3.2 billion yen in fiscal 2009. This was due mainly to comprehensive streamlining efforts.

Home Appliances

Despite strong sales of refrigerators, overall sales in this segment decreased 7% to 1,142.3 billion yen compared with 1,222.9 billion yen in fiscal 2009, due mainly to weak sales of air conditioners and compressors. Comprehensive streamlining efforts offset the negative impact of sales decline and led the operating profit increase of 36% to 66.5 billion yen, compared with 49.0 billion yen in fiscal 2009.

PEW and PanaHome

Sales in this segment decreased 8% to 1,632.1 billion yen, from 1,766.3 billion yen in fiscal 2009. At Panasonic Electric Works Co., Ltd. (PEW) and its subsidiaries, sales mainly decreased in electrical construction materials and building materials. For PanaHome Corporation and its subsidiaries, ongoing sluggishness in the Japanese housing market conditions led to sales decrease. Operating profit was 34.7 billion yen, down 13% from 40.1 billion yen in fiscal 2009, due mainly to a decline in sales.

Components and Devices

Sales in this segment were down 11% to 1,005.3 billion yen, compared with 1,127.3 billion yen in fiscal 2009, due mainly to sales downturns in batteries and semiconductors. Despite this sales decline, operating profit improved significantly to 36.1 billion yen from 7.1 billion yen in fiscal 2009, due mainly to fixed cost reductions.

SANYO

Sales in this segment, in the period from January to March 2010, totaled 404.8 billion yen. Sales of solar cells were strong helped by economic stimulus programs and environment policies in several countries. Operating profit resulted in a loss of 0.7 billion yen, incurring the expenses such as amortization of intangible asset recorded at acquisition.

Other

Sales in this segment totaled 1,012.2 billion yen, down 6% from 1,071.7 billion yen in fiscal 2009, due mainly to weak sales in factory automation equipment. Operating profit also declined 18% to 19.7 billion yen, compared with 23.9 billion yen in fiscal 2009.

Consolidated Financial Condition

Net cash provided by operating activities in fiscal 2010 amounted to 522.3 billion yen. This result was due mainly to depreciation and cash inflows from a decrease in inventories. Net cash used in investing activities amounted to 323.7 billion yen. Despite having proceeds from sales of fixed assets and a decrease in time deposits, this result was due primarily to capital expenditures for tangible fixed assets, mainly consisting of manufacturing facilities for prioritized business areas such as flat panel TVs and batteries, as well as cash outflows to purchase SANYO shares (deducting the amount of cash and cash equivalents of SANYO and its subsidiaries as of acquisition date). Net cash used in financing activities was 57.0 billion yen, due mainly to dividend payment. All these activities with the effect of exchange rate fluctuations resulted in cash and cash equivalents of 1,109.9 billion yen at the end of fiscal 2010, up 136.0 billion yen, compared with the end of fiscal 2009.

The company’s consolidated total assets as of March 31, 2010 increased by 1,954.7 billion yen to 8,358.1 billion yen, compared with the amount at the end of fiscal 2009. This increase was due primarily to the effect of consolidating SANYO and its subsidiaries. Panasonic Corporation shareholders’ equity increased by 8.5 billion yen, compared with the end of the last fiscal year, to 2,792.5 billion yen as of March 31, 2010. Noncontrolling interests increased by 458.7 billion yen from fiscal 2009 to 887.3 billion yen, mainly due to the effect of consolidating SANYO.

Dividend

Total cash dividends for fiscal 2010, ended March 31, 2010, are expected to be 10 yen per share, including an interim dividend of 5.0 yen per share paid on November 30, 2009.

Outlook for Fiscal 2011

Regarding the business environment for fiscal 2011 ending March 31, 2011, the company currently anticipates the market conditions to continue to be unpredictable due to yen appreciation and ever-intensified global competition, despite a recovering worldwide economy. Under these conditions, the company made an urgent start into the phase of innovation in the first year of its new midterm management plan to enhance its profitability based on growth and return the net income attributable to Panasonic Corporation into the black. Therefore, the company aims to become “Panasonic Group filled significant growth potential.” The company currently expects fiscal 2011 sales on a consolidated basis to total 8,800.0 billion yen, an increase of 19% from fiscal 2010. Consolidated operating profit is forecast to increase by 31% from fiscal 2010 to 250.0 billion yen. Consolidated income before income taxes2 is anticipated to be 150.0 billion yen, with net income attributable to the company expected to be 50.0 billion yen.

[2]

Factors affecting the forecast for other income (deductions) of 100.0 billion yen (the difference between operating profit and income before income taxes) include business restructuring expenses of 40.0 billion yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York stock exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Year ended March 31)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥7,417,980	¥7,765,507	96%
Cost of sales	(5,341,059)	(5,667,287)
Selling, general and administrative expenses	(1,886,468)	(2,025,347)
Interest income	12,348	23,477
Dividend income	6,746	11,486
Interest expense	(25,718)	(19,386)
Expenses associated with the implementation of early retirement programs **	(38,954)	(38,351)
Other income (deductions), net	(174,190)	(432,733)

Income (loss) before income taxes	(29,315)	(382,634)	—
Provision for income taxes	(141,833)	(37,358)
Equity in earnings of associated companies	481	16,149

Net income (loss)	(170,667)	(403,843)	—
Less: Net income (loss) attributable to noncontrolling interests	(67,202)	(24,882)

Net income (loss) attributable to Panasonic Corporation	¥(103,465)	¥(378,961)	—

Net income (loss) attributable to Panasonic Corporation common shareholders, basic
per common share	(49.97) yen	(182.25) yen
per ADS	(49.97) yen	(182.25) yen
Net income (loss) attributable to Panasonic Corporation common shareholders, diluted
per common share ***	—	(182.25) yen
per ADS ***	—	(182.25) yen

(Parentheses indicate expenses, deductions or losses.)

* ** *** See Notes to consolidated financial statements on pages 12-14.

Supplementary Information

(Year ended March 31)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥251,839	¥325,835
Capital investment ****	¥385,489	¥494,368
R&D expenditures	¥476,903	¥517,913

Number of employees (March 31)	384,586	292,250

****	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

March 31, 2010

With comparative figures for March 31, 2009

	Yen (millions)
	March 31, 2010	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	¥1,109,912	¥973,867
Time deposits	92,032	189,288
Short-term investments	—	1,998
Trade receivables:
Notes	74,283	42,766
Accounts	1,134,915	743,498
Allowance for doubtful receivables	(24,158)	(21,131)
Inventories	913,646	771,137
Other current assets	505,418	493,271

Total current assets	3,806,048	3,194,694

Investments and advances	636,762	551,751
Property, plant and equipment, net of accumulated depreciation	1,956,021	1,574,830
Other assets	1,959,226	1,082,041

Total assets	¥8,358,057	¥6,403,316

Liabilities and Equity
Current liabilities:
Short-term debt	¥299,064	¥94,355
Trade payables:
Notes	59,608	38,202
Accounts	1,011,838	641,166
Other current liabilities	1,445,353	1,226,705

Total current liabilities	2,815,863	2,000,428

Noncurrent liabilities:
Long-term debt	1,028,928	651,310
Other long-term liabilities	833,493	538,997

Total noncurrent liabilities	1,862,421	1,190,307

Total liabilities	4,678,284	3,190,735

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,209,516	1,217,764
Legal reserve	93,307	92,726
Retained earnings	2,349,487	2,479,416
Accumulated other comprehensive income (loss) *	(448,232)	(594,377)
Treasury stock	(670,330)	(670,289)

Total Panasonic Corporation shareholders’ equity	2,792,488	2,783,980

Noncontrolling interests	887,285	428,601

Total equity	3,679,773	3,212,581

Total liabilities and equity	¥8,358,057	¥6,403,316

*	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	March 31, 2010	March 31, 2009
Cumulative translation adjustments	¥(352,649)	¥(341,592)
Unrealized holding gains (losses) of available-for-sale securities	40,700	(10,563)
Unrealized gains (losses) of derivative instruments	1,272	(4,889)
Pension liability adjustments	(137,555)	(237,333)

**	See Notes to consolidated financial statements on pages 12-14.

Panasonic Corporation

Consolidated Information by Business Segment *

(Year ended March 31)

By Business Segment:

	Yen (billions)		Percentage 2010/2009
	2010	2009
[Sales]
Digital AVC Networks	¥3,409.5	¥3,749.0	91%
Home Appliances	1,142.3	1,222.9	93%
PEW and PanaHome	1,632.1	1,766.3	92%
Components and Devices	1,005.3	1,127.3	89%
SANYO	404.8	—	—
Other	1,012.2	1,071.7	94%

Subtotal	8,606.2	8,937.2	96%
Eliminations	(1,188.2)	(1,171.7)	—

Consolidated total	¥7,418.0	¥7,765.5	96%

[Segment Profit (Loss)]**
Digital AVC Networks	¥87.3	¥3.2	2748%
Home Appliances	66.5	49.0	136%
PEW and PanaHome	34.7	40.1	87%
Components and Devices	36.1	7.1	508%
SANYO	(0.7)	—	—
Other	19.7	23.9	82%

Subtotal	243.6	123.3	198%
Corporate and eliminations	(53.1)	(50.4)	—

Consolidated total	¥190.5	¥72.9	261%

By Domestic and Overseas Company Location:

	Yen (billions)		Percentage 2010/2009
	2010	2009
[Sales]
Japan	¥5,866.5	¥6,053.6	97%
North and South America	887.5	964.7	92%
Europe	758.2	969.5	78%
Asia, China and others	2,519.3	2,457.6	103%

Subtotal	10,031.5	10,445.4	96%
Eliminations	(2,613.5)	(2,679.9)	—

Consolidated total	¥7,418.0	¥7,765.5	96%

[Segment Profit (Loss)]**
Japan	¥146.8	¥72.7	202%
North and South America	9.1	(2.8)	—
Europe	(23.2)	(30.4)	—
Asia, China and others	113.5	82.6	137%

Subtotal	246.2	122.1	202%
Corporate and eliminations	(55.7)	(49.2)	—

Consolidated total	¥190.5	¥72.9	261%

*  ** See Notes to consolidated financial statements on pages 12-14.

Panasonic Corporation

Consolidated Statement of Equity *

(Years ended March 31, 2010 and 2009)

							Yen (millions)

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2010)
Balances at beginning of period	¥258,740	¥1,217,764	¥92,726	¥2,479,416	¥(594,377)	¥(670,289)	¥2,783,980	¥428,601	¥3,212,581

Gain (loss) from sale of treasury stock		(8)					(8)		(8)
Transfer from retained earnings			581	(581)			—		—
Cash dividends				(25,883)			(25,883)	(14,619)	(40,502)
Purchase of shares of a newly consolidated subsidiary							—	532,360	532,360
Increase (decrease) mainly in capital transactions		(8,240)					(8,240)	(2,402)	(10,642)
Disclosure of comprehensive income (loss)
Net income (loss)				(103,465)			(103,465)	(67,202)	(170,667)
Translation adjustments					(11,057)		(11,057)	1,238	(9,819)
Unrealized holding gains (losses) of available-for-sale securities					51,263		51,263	2,378	53,641
Unrealized gains (losses) of derivative instruments					6,161		6,161	68	6,229
Pension liability adjustments					99,778		99,778	6,863	106,641

Total comprehensive income (loss)							42,680	(56,655)	(13,975)
Repurchase of common stock, net						(41)	(41)		(41)

Balances at end of period	¥258,740	¥1,209,516	¥93,307	¥2,349,487	¥(448,232)	¥(670,330)	¥2,792,488	¥887,285	¥3,679,773

	Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Panasonic Corporation shareholders’ equity	Noncontrolling interests	Total equity
(Year ended March 31, 2009)
Balances at beginning of period prior to adjustment	¥258,740	¥1,217,865	¥90,129	¥2,948,065	¥(173,897)	¥(598,573)	¥3,742,329	¥514,620	¥4,256,949

Effects of changing the pension plan measurement date				(3,727)	(73,571)		(77,298)	(3)	(77,301)
Balances at beginning of period as adjusted	¥258,740	¥1,217,865	¥90,129	¥2,944,338	¥(247,468)	¥(598,573)	¥3,665,031	¥514,617	¥4,179,648

Gain (loss) from sale of treasury stock		(101)					(101)		(101)
Transfer from retained earnings			2,597	(2,597)			—		—
Cash dividends				(83,364)			(83,364)	(20,803)	(104,167)
Increase (decrease) mainly in capital transactions							—	(1,422)	(1,422)
Disclosure of comprehensive income (loss)
Net income (loss)				(378,961)			(378,961)	(24,882)	(403,843)
Translation adjustments					(112,800)		(112,800)	(18,043)	(130,843)
Unrealized holding gains (losses) of available-for-sale securities					(56,005)		(56,005)	(1,619)	(57,624)
Unrealized gains (losses) of derivative instruments					(9,215)		(9,215)	(12)	(9,227)
Pension liability adjustments					(168,889)		(168,889)	(19,235)	(188,124)

Total comprehensive income (loss)							(725,870)	(63,791)	(789,661)
Repurchase of common stock, net						(71,716)	(71,716)		(71,716)

Balances at end of period	¥258,740	¥1,217,764	¥92,726	¥2,479,416	¥(594,377)	¥(670,289)	¥2,783,980	¥428,601	¥3,212,581

*	See Notes to consolidated financial statements on pages 12-14.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Year ended March 31)

	Yen (millions)
	2010	2009
Cash flows from operating activities:
Net income (loss)	¥(170,667)	¥(403,843)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	298,270	364,806
Net gain on sale of investments	(5,137)	(13,512)
(Increase) decrease in trade receivables	(119,966)	249,123
(Increase) decrease in inventories	100,576	21,011
Increase (decrease) in trade payables	83,719	(199,176)
Increase (decrease) in retirement and severance benefits	(8,655)	(107,196)
Other	344,193	205,434

Net cash provided by operating activities	522,333	116,647

Cash flows from investing activities:
Proceeds from disposition of investments and advances	61,302	221,127
Increase in investments and advances	(8,855)	(34,749)
Capital expenditures	(375,648)	(521,580)
Proceeds from sale of fixed assets	117,857	40,476
(Increase) decrease in time deposits	99,274	(136,248)
Purchase of shares of a newly consolidated subsidiary	(174,808)	—
Other	(42,781)	(38,503)

Net cash used in investing activities	(323,659)	(469,477)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(3,360)	(34,476)
Increase (decrease) in long-term debt	(1,608)	359,258
Dividends paid to Panasonic Corporation common shareholders	(25,883)	(83,364)
Dividends paid to noncontrolling interests	(14,619)	(20,803)
(Increase) decrease in treasury stock	(49)	(71,817)
Other	(11,454)	(86)

Net cash provided by (used in) financing activities	(56,973)	148,712

Effect of exchange rate changes on cash and cash equivalents	(5,656)	(36,831)

Net increase (decrease) in cash and cash equivalents	136,045	(240,949)
Cash and cash equivalents at beginning of period	973,867	1,214,816

Cash and cash equivalents at end of period	¥1,109,912	¥973,867

*	See Notes to consolidated financial statements on pages 12-14.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In June 2009, FASB issued the FASB Accounting Standards Codification (ASC) 105 “Generally Accepted Accounting Principles.” Accordingly, consolidated financial statements for the period ending after the effective date of ASC 105 should contain Codification citations in place of any corresponding references to legacy accounting pronouncements. The company adopted ASC 105 from the second quarter of fiscal 2010. The Codification does not change or alter existing U.S. GAAP and, therefore, the adoption of ASC 105 did not have an effect on the company’s consolidated financial statements.

5. The company adopted the provisions of ASC 805, “Business Combinations” (formerly SFAS No. 141 (revised 2007), “Business Combinations”) and ASC 810, “Consolidation” (formerly SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment to ARB No. 51”). ASC 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Accordingly, “Noncontrolling interests,” which was referred to as “Minority interests” and was classified between liabilities and stockholders’ equity on the consolidated balance sheet as a separate component until fiscal 2009, are now included in equity. The presentations of the other financial statements were also changed. These presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified to conform to the presentation used for fiscal 2010.

6. Per share data (Years ended March 31)

	2010		2009
Net income (loss) attributable to Panasonic Corporation (millions of yen)	(103,465)		(378,961)
Average common shares outstanding (number of shares)	2,070,623,618		2,079,296,525
Dilutive effect:
Stock Options	—		—

Diluted common shares outstanding	—		2,079,296,525
Net income (loss) attributable to Panasonic Corporation per share:
Basic	(49.97 yen	)	(182.25 yen	)
Diluted	—		(182.25 yen	)

Diluted net income (loss), attributable to Panasonic Corporation common shareholders per share, for fiscal 2010, has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. On December 21, 2009, the company acquired 50.2% of the voting rights of SANYO through a tender offer to acquire a controlling interest in SANYO. The operating results of SANYO and its subsidiaries after January 2010 are included in the company’s consolidated financial statements. Assets acquired and liabilities assumed on acquisition date are as shown below. After deducting 403,780 million yen (the company’s investment in SANYO) from 2,449,910 million yen (the total assets acquired), the total assets increased by 2,046,130 million yen.

Yen (millions)
Current assets	¥882,681
Investments and advances	105,643
Property, plant and equipment	404,468
Other assets	1,057,118

Total assets acquired	2,449,910

Current liabilities	606,639
Noncurrent liabilities	907,131

Total liabilities assumed	¥1,513,770

9. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009, and are disclosed as “SANYO” segment.

Principal internal divisional companies or units and subsidiaries operating in respective segments are as follows:

Digital AVC Networks

AVC Networks Company, System Networks Company*,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

Panasonic Shikoku Electronics Co., Ltd.

Home Appliances

Home Appliances Company, Lighting Company,

Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd.,

Energy Company, Motor Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	Panasonic Communications Co., Ltd. and System Solutions Company, which were classified to Digital AVC Networks, were integrated and became System Networks Company in January 2010.

10. Number of consolidated companies: 680 (including parent company)

11. Number of associated companies under the equity method: 232

Basic Accounting Policies:

1. Basis of Presentation of Consolidated Financial Statements

The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. See Note 2 of Notes to consolidated financial statements on page 12.

2. Inventories

Finished goods and work in process are stated at the lower of cost (average) or market. Raw materials are stated at cost, principally on a first-in, first-out or average basis, not in excess of current replacement cost.

3. Marketable Securities

The company accounts for debt and equity securities in accordance with the provision of ASC 320, “Investments-Debt and Equity Securities.”

4. Property, Plant and Equipment, and Depreciation

Property, plant and equipment are stated at cost. Depreciation is computed primarily using the straight-line method.

5. Leases

The company accounts for leases in accordance with the provision of ASC 840, “Leases.”

6. Income Taxes

Income taxes are accounted for under the asset and liability method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the fiscal year that includes the enactment date.

7. Retirement and Severance Benefits

The company accounts for retirement and severance benefits in accordance with the provision of ASC 715, “Compensation-Retirement Benefits.”

8. Derivative Financial Instruments

The company accounts for derivative instruments in accordance with the provision of ASC 815, “Derivative and Hedging.”

Panasonic Group

1. Outline of the Panasonic Group

Described below are the Panasonic Group’s primary business areas, roles of major group companies in respective businesses and relations between major group companies and business segments.

The Panasonic Group is comprised primarily of the parent Panasonic Corporation and 679 consolidated subsidiaries in and outside of Japan, operating in close cooperation with each other. As a comprehensive electronics manufacturer, Panasonic is engaged in production, sales and service activities in a broad array of business areas.

The company strengthens the unity of all employees throughout the group and ultimately enhances the value of the “Panasonic” brand globally. The company will continue its tireless efforts to generate ideas that brighten the lives of people everywhere in order to contribute to a better future both for the Earth and for the further development of society. Panasonic supplies a full spectrum of electric/electronic equipment and related products, which is categorized into the following six segments: Digital AVC Networks, Home Appliances, PEW and PanaHome, Components and Devices, SANYO, and Other. SANYO and its subsidiaries became the company’s consolidated subsidiaries in December 2009, and they are disclosed as “SANYO” segment in the company’s consolidated financial statements.

2. Business Domain Chart

As of March 31, 2010

(Segments)
(Manufacturing companies)
Digital AVC Networks
(Japan)
Panasonic Corporation
Panasonic Mobile Communications Co., Ltd.
Panasonic System Networks Co., Ltd.
Panasonic Shikoku Electronics Co., Ltd., etc.
(Overseas)
Panasonic Corporation of North America
Panasonic AVC Networks Czech, s.r.o., etc.
Home Appliances
(Japan)
Panasonic Corporation
Panasonic Ecology Systems Co., Ltd., etc.
(Overseas)
Panasonic Home Appliances Air-Conditioning (Guangzhou) Co., Ltd.
Panasonic Refrigeration Devices Singapore Pte. Ltd., etc.
PEW and PanaHome
(Japan)
Panasonic Electric Works Co., Ltd.
PanaHome Corporation, etc.
(Overseas)
Panasonic Electric Works Vossloh-Schwabe GmbH, etc.
Components and Devices
(Japan)
Panasonic Corporation
Panasonic Electronic Devices Co., Ltd., etc.
(Overseas)
Panasonic Electronic Devices Malaysia Sdn. Bhd.
Panasonic Semiconductor Asia Pte. Ltd.
Panasonic Energy (Wuxi) Co., Ltd., etc.
SANYO
(Japan)
SANYO Electric Co., Ltd.
SANYO Consumer Electronics Co., Ltd., etc.
(Overseas)
P.T. SANYO JAYA COMPONENTS INDONESIA, etc.
Other
(Japan)
Panasonic Factory Solutions Co., Ltd.
Panasonic Welding Systems Co., Ltd., etc.
(Overseas)
Panasonic Factory Solutions Asia Pacific Pte. Ltd.
Panasonic Welding Systems (Tangshan) Co., Ltd., etc.
(Sales companies)
(Japan)
Panasonic Consumer Marketing Co., Ltd.
Panasonic Electric Works Automation Controls Co., Ltd.
Saitama-Nishi PanaHome Co., Ltd.
SANYO Electric Sales Co., Ltd., etc.
(Overseas)
Panasonic U.K. Ltd.
Panasonic Corporation of China
Panasonic Electric Works (China) Co., Ltd.,
SANYO ELECTRIC (HONG KONG) LIMITED, etc.
Customers

Notes:	1. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009.
2. Panasonic Communications Co., Ltd. integrated System Solutions Company, an internal division of Panasonic, accordingly changed its company’s name to Panasonic System Networks Co., Ltd. in January 2010.

Please Note: The following are financial statements on a parent company alone basis, which are in conformity with Japanese generally accepted accounting principles, and should not be confused with the aforementioned consolidated results.

Panasonic Corporation

(Parent Alone)

Statement of Operations

(Year ended March 31)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥3,926,593	¥4,249,233	92%
Cost of sales	(3,064,356)	(3,453,765)

Gross profit	862,237	795,468	108%
Selling, general and administrative expenses	(809,058)	(853,191)
Interest income	8,455	7,113
Dividend income	80,023	191,924
Other income	33,339	53,853
Interest expense	(11,056)	(6,295)
Other expenses	(117,223)	(71,746)

Recurring profit	46,717	117,126	40%

Non-recurring profit	27,835	127,228
Non-recurring loss	(153,714)	(222,819)

Income (loss) before income taxes	(79,162)	21,535	—
Provision for income taxes
Current	(10,797)	(11,165)
Deferred	(34,979)	(66,682)

Net income (loss)	¥(124,938)	¥(56,312)	—

Net income (loss) per common share:
Basic	(60.34) yen	(27.11) yen
Diluted*	—	—

*	Diluted net income (loss) per common share for fiscal 2009 and 2010 have been omitted because the company incurred net loss.

Panasonic Corporation

(Parent Alone)

Balance Sheet

(March 31, 2010)

With comparative figures for March 31, 2009

	Yen (millions)
	March 31, 2010	March 31, 2009
Assets
Current assets:
Cash and deposits	¥2,715	¥3,670
Trade receivables	456,475	378,400
Inventories	202,115	213,404
Other current assets	1,000,374	1,174,108

Total current assets	1,661,679	1,769,582

Fixed assets:
Tangible fixed assets	374,547	408,211
Intangibles	60,807	49,170
Investments and advances, and other assets	2,468,259	2,215,327

Total fixed assets	2,903,613	2,672,708

Total assets	¥4,565,292	¥4,442,290

Liabilities and Net Assets
Current liabilities:
Trade payables	¥395,495	¥321,888
Accrued income taxes	2,776	912
Other current liabilities	1,488,629	1,316,178

Total current liabilities	1,886,900	1,638,978

Long-term debt and employee retirement and severance benefits	640,098	669,772

Total liabilities	2,526,998	2,308,750

Net assets
Capital	258,740	258,740
Capital surplus	569,973	569,981
Retained earnings	1,844,852	2,022,552
Treasury stock	(671,223)	(671,182)

Total net assets	2,002,342	2,180,091

Difference of valuation, translation and other adjustments	35,952	(46,551)

Total liabilities and net assets	¥4,565,292	¥4,442,290

Panasonic Corporation

(Parent Alone)

Statement of Changes in Shareholders’ Equity

(Year ended March 31, 2010)

Yen (millions)

	Shareholders’ equity
		Capital surplus			Retained earnings
	Capital	Capital reserve	Other capital surplus	Total		Other retained earnings
					Legal reserve	Reserve for advanced depreciation	Reserve for dividends	Contingent reserve
Balances at beginning of period	¥258,740	¥568,212	¥1,769	¥569,981	¥52,749	¥18,464	¥81,000	¥1,918,680

Changes in the period
Reversal of reserve for dividends							(81,000)
Reversal of contingent reserve								(300,000)
Dividends from retained earnings
Net income (loss)
Repurchase of common stock
Sales of treasury stock			(8)	(8)
Decrease due to business split-off
Net changes of items other than shareholders’ equity

Total changes in the period	—	—	(8)	(8)	—	—	(81,000)	(300,000)

Balances at end of period	¥258,740	¥568,212	¥1,761	¥569,973	¥52,749	¥18,464	¥—	¥1,618,680

	Shareholders’ equity				Difference of valuation, translation and other adjustments			Total net assets
	Retained earnings		Treasury stock	Total	Unrealized holding gains of available- for-sale securities, etc	Deferred profit on hedges	Total
	Unappropriated retained earnings	Total
Balances at beginning of period	¥(48,341)	¥2,022,552	¥(671,182)	¥2,180,091	¥(15,913)	¥(30,638)	¥(46,551)	¥2,133,540

Changes in the period
Reversal of reserve for dividends	81,000	—		—				—
Reversal of contingent reserve	300,000	—		—				—
Dividends from retained earnings	(25,883)	(25,883)		(25,883)				(25,883)
Net income (loss)	(124,938)	(124,938)		(124,938)				(124,938)
Repurchase of common stock			(72)	(72)				(72)
Sales of treasury stock			31	23				23
Decrease due to business split-off	(26,879)	(26,879)		(26,879)				(26,879)
Net changes of items other than shareholders’ equity					47,482	35,021	82,503	82,503

Total changes in the period	203,300	(177,700)	(41)	(177,749)	47,482	35,021	82,503	(95,246)

Balances at end of period	¥154,959	¥1,844,852	¥(671,223)	¥2,002,342	¥31,569	¥4,383	¥35,952	¥2,038,294

Management Policy

(1) Basic Policy for Corporate Management

Since the company’s establishment in 1918, Panasonic has operated its businesses under its basic management philosophy, which sets forth that the mission as a business enterprise is to contribute to progress and development of society and well-being of people through its business activities, thereby offering better quality of life throughout the world. To become a global excellent company contributing to resolve global environmental issues, Panasonic will work to grow sustainably in corporate value to satisfy its shareholders, investors, customers, business partners and all other stakeholders.

(2) Basic Policy for Providing Return to Shareholders

Since its establishment, Panasonic has managed its businesses under the concept that returning profits to shareholders is one of its most important policies. The company has implemented a proactive and comprehensive profit return to shareholders through dividend payments and own share repurchases, upon careful consideration of its consolidated business performance.

From the perspective of return on the capital investment made by shareholders, Panasonic, in principle, distributes profits to shareholders based on its business performance and is aiming for stable and continuous growth in dividends, targeting a dividend payout ratio of between 30% and 40% with respect to consolidated net income. Regarding share buybacks, the company is repurchasing its own shares as it considers appropriate, taking comprehensively into consideration strategic investments and the company’s financial condition, with the aim of increasing shareholder value per share and return on capital.

The company recorded net loss for the second year running in fiscal 2010. In order to quickly improve its performance and grow in years ahead, Panasonic is working urgently to strengthen its management structures from its business and financial perspective. In light of the company’s circumstances and to emphasize its stable rewards to its shareholders, the company paid an interim dividend of 5 yen per share on November 30, 2009 and plans to pay a year-end dividend of 5 yen per share, making an annual cash dividend of 10 yen per share. Panasonic plans total cash dividends for fiscal 2011 of 10 yen per share. Meanwhile, the company did not repurchase its own shares, except for acquiring fractions of a trading unit and other minor transactions. Although Panasonic expects severe business conditions to continue, the company will strive to improve its performance as soon as possible and distribute earnings to shareholders.

(3) Corporate Management Strategies and Challenges

The world has drastically shifted to a sustainable multipolarized society with serious environmental issues, resource depletion, and the growth of emerging countries. A worldwide recession started in the fall of 2008 accelerated this shift. Although the company continuously anticipates uncertainties in the global economy in fiscal 2011, the company expects a gradual recovery trend and greater demand of emerging markets. Panasonic also expects greater presence of businesses, products, services, which are based on a new sense of values such as ‘environmental awareness’ and ‘conscientious consumption.’

The company has started a new three-year midterm management plan in fiscal 2011. Toward its vision looking to the 100th Anniversary of its founding, ‘No.1 Green Innovation Company in the Electronics Industry,’ the company contributes to environment and business growth to build new Panasonic with ‘Paradigm shift for growth’ and ‘Lay a foundation to be a Green Innovation Company’ establishing a ‘Panasonic Group with strong potential growth.’

To convert paradigm for growth, the company will shift its business: 1) from existing to new fields such as energy, 2) from Japan centric to globally oriented, and 3) from individual product to solutions & systems oriented. To lay its foundation to be a Green Innovation Company, the company targets: 1) to increase profitability based on growth and 2) to contribute to the environment, using indexes respectively.

The company also accelerates global human resources development and strengths cash flow-oriented management. Regarding to cash flow-oriented management, the company develops well-controlled business strategies dividing all businesses into four categories in terms of growth and profitability. The company also enhances its capability of generating cash flow in operating sites through ‘Midterm Enhanced Cash Flow Management Project,’ strengthening management of large-scaled investments and applying theoretical inventory control throughout all group companies.

Based on its basic management philosophy, Panasonic believes today’s mission is to make its all business activities ‘environment’ centered and take a leadership to offer life innovation with decisive actions. Having added SANYO and its consolidated subsidiaries to the Panasonic group, in the next three years of new midterm management plan, Panasonic will take initiatives to change ourselves to fill Panasonic with innovation and growth potential to carry out our mission. In fiscal 2011, the company starts into the first phase of innovation and targets our profitability positive and furthermore.

# # #

May 7, 2010

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2010

ended March 31, 2010

Note:	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries after January 2010 are included in the company’s consolidated financial statements.

1. Sales Breakdown

yen (billions)

Fiscal 2010 Results	Total	10/09	Local currency basis 10/09	Domestic	10/09	Overseas	10/09	Local currency basis 10/09
Video and Audio Equipment	1,613.1	95%	100%	585.0	119%	1,028.1	85%	92%
Information and Communications Equipment	1,574.8	88%	91%	876.0	94%	698.8	81%	88%

Digital AVC Networks	3,187.9	91%	95%	1,461.0	102%	1,726.9	84%	91%
Home Appliances	1,088.1	93%	96%	630.4	96%	457.7	90%	97%
PEW and PanaHome	1,446.4	91%	93%	1,189.4	92%	257.0	91%	98%
Components and Devices	819.9	90%	95%	275.7	86%	544.2	92%	99%
SANYO	399.9	—	—	152.3	—	247.6	—	—
Other	475.8	77%	78%	285.6	75%	190.2	80%	83%

Total	7,418.0	96%	99%	3,994.4	98%	3,423.6	93%	100%

(Domestic vs. overseas)	(100%)			(54%)		(46%)

yen (billions)

Fiscal 2011 Forecast	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	1,650.0	102%	104%	585.0	100%	1,065.0	104%	107%
Information and Communications Equipment	1,555.0	99%	100%	870.0	99%	685.0	98%	101%

Digital AVC Networks	3,205.0	101%	102%	1,455.0	100%	1,750.0	101%	105%
Home Appliances	1,185.0	103%	104%	655.0	101%	530.0	106%	108%
PEW and PanaHome	1,445.0	100%	101%	1,175.0	99%	270.0	105%	109%
Components and Devices	780.0	103%	104%	260.0	101%	520.0	103%	105%
SANYO	1,710.0	428%	428%	670.0	440%	1,040.0	420%	420%
Other	475.0	100%	100%	285.0	100%	190.0	100%	101%

Total	8,800.0	119%	120%	4,500.0	113%	4,300.0	126%	128%

(Domestic vs. overseas)	(100%)			(51%)		(49%)

Note:	The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, the year-on-year figures of fiscal 2011 forecast for Home Appliances and Components and Devices are based on the reclassified fiscal 2010 results for those product categories.

Overseas Sales by Region

yen (billions)

	Fiscal 2010 Results			Fiscal 2011 Forecast
		10/09	Local currency basis 10/09		11/10	Local currency basis 11/10
North and South America	917.9	92%	99%	1,140.0	124%	127%
Europe	771.3	80%	88%	910.0	118%	124%
Asia	830.9	96%	103%	1,100.0	132%	134%
China	903.5	106%	111%	1,150.0	127%	128%

Total	3,423.6	93%	100%	4,300.0	126%	128%

2. Sales by Products

yen (billions)

Product Category	Products	Fourth Quarter Results		Fiscal 2010 Results
		Sales	10/09	Sales	10/09
Digital AVC Networks	TVs	198.7	127%	1,005.7	101%
	Plasma TVs	106.0	120%	548.1	95%
	LCD TVs	75.0	145%	383.4	113%
	Digital cameras	39.1	128%	203.8	98%
	BD / DVD recorders	26.0	130%	138.1	106%
	BD recorders / players	19.4	135%	103.0	140%
	VCRs / camcorders	13.5	109%	61.8	82%
	Audio equipment	15.2	104%	75.8	80%
	Information equipment	317.3	124%	1,066.9	90%
	Communications equipment	121.7	97%	507.9	83%
	Mobile communications equipment	66.7	84%	267.6	81%
Home Appliances	Air conditioners	57.9	141%	229.4	94%
	Refrigerators	22.7	111%	119.8	110%
Components and Devices	General components	80.7	146%	316.2	92%
	Semiconductors *	82.7	147%	329.4	84%
	Batteries	57.7	114%	240.8	87%
Other	FA equipment	31.1	223%	94.4	68%

*	Information for semiconductors is on a production basis. The annual forecast for fiscal 2011 is 341.0 billion yen, up 4% from fiscal 2010.

3. Segment Information

yen (billions)

	Fiscal 2010 Results					Fiscal 2011 Forecast
	Sales	10/09	Segment Profit	% of sales	10/09	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	3,409.5	91%	87.3	2.6%	2748%	3,450.0	101%	125.0	3.6%	143%
Home Appliances	1,142.3	93%	66.5	5.8%	136%	1,250.0	104%	77.0	6.2%	117%
PEW and PanaHome	1,632.1	92%	34.7	2.1%	87%	1,650.0	101%	42.0	2.5%	121%
Components and Devices	1,005.3	89%	36.1	3.6%	508%	980.0	105%	51.0	5.2%	140%
SANYO	404.8	—	-0.7	-0.2%	—	1,750.0	432%	0.0	0.0%	—
Other	1,012.2	94%	19.7	1.9%	82%	1,020.0	101%	31.0	3.0%	157%

Total	8,606.2	96%	243.6	2.8%	198%	10,100.0	117%	326.0	3.2%	134%
Corporate and eliminations	-1,188.2	—	-53.1	—	—	-1,300.0	—	-76.0	—	—

Consolidated total	7,418.0	96%	190.5	2.6%	261%	8,800.0	119%	250.0	2.8%	131%

Note:	The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, the year-on-year figures of fiscal 2011 forecast for Home Appliances and Components and Devices are based on the reclassified fiscal 2010 results for those product categories.

4. Financial data for the primary domain companies

(Business domain company basis)

<Sales, Domain company profit (production division basis), and Capital Investment * >

Fiscal 2010 Results	yen (billions)

	Sales		Domain company profit			Capital Investment
		10/09		% of sales	10/09		10-09
AVC Networks Company	1,702.7	90%	-34.1	-2.0%	—	176.1	-29.5
Panasonic Mobile Communications Co., Ltd.	307.4	79%	10.9	3.5%	46%	2.8	-1.2
Panasonic Electronic Devices Co., Ltd.	366.0	91%	4.6	1.2%	—	19.4	-17.9
Factory Automation Business	100.6	66%	-6.7	-6.7%	—	1.9	-0.4

Fiscal 2011 Forecast						yen (billions)

	Sales		Domain company profit			Capital Investment
		11/10		% of sales	11/10		11-10
AVC Networks Company	1,735.1	102%	11.0	0.6%	—	162.5	-13.6
Panasonic Mobile Communications Co., Ltd.	280.5	91%	4.0	1.4%	37%	3.0	+0.2
Panasonic Electronic Devices Co., Ltd.	390.0	107%	14.0	3.6%	304%	25.9	+6.5
Factory Automation Business	123.5	123%	7.4	6.0%	—	2.0	+0.1

*	These figures are calculated on an accrual basis.

5. Capital Investment, Depreciation and R&D Expenditures

Capital Investment*	yen (billions)

	Fiscal 2010 Results		Fiscal 2011 Forecast
		10-09		11-10
Digital AVC Networks	200.0	-43.1	190.0	-10.0
Home Appliances	35.7	-18.4	29.0	-7.8
PEW and PanaHome	27.3	-9.8	37.0	+9.7
Components and Devices **	84.5	-51.9	86.0	+2.6
SANYO	31.2	+31.2	126.5	+95.3
Other	6.8	-16.9	11.5	+4.7

Total	385.5	-108.9	480.0	+94.5

<** semiconductors only>	<16.5>	<-44.4>	<25.0>	<+8.5>

*	These figures are calculated on an accrual basis.

Note:	The company transferred its motor business to Home Appliances on April 1, 2010. Accordingly, the year-on-year figures of fiscal 2011 forecast for Home Appliances and Components and Devices are based on the reclassified fiscal 2010 results for those product categories.

Depreciation(tangible assets)	yen (billions)

	Fiscal 2010 Results		Fiscal 2011 Forecast
		10-09		11-10
	251.8	-74.0	330.0	+78.2

R&D Expenditures			yen (billions)

	Fiscal 2010 Results		Fiscal 2011 Forecast
		10-09		11-10
	476.9	-41.0	550.0	+73.1

6. Foreign Currency Exchange Rates

						(billions)

	Export Rates		Rates Used for Consolidation		Foreign Currency Transaction **
	Fiscal 2010 Results	Fiscal 2011 Forecast*	Fiscal 2010 Results	Fiscal 2011 Forecast*	Fiscal 2010 Results		Fiscal 2011 Forecast
U.S. Dollars	¥93	¥90	¥93	¥90	US$	2.0	US$	2.0
Euro	¥129	¥120	¥131	¥120		€1.1		€1.1

*	Business plan rate
**	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

		(persons	)

	End of March 2009	End of March 2010
Domestic	132,144	152,853
Overseas	160,106	231,733

Total	292,250	384,586

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group.

The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	293.9	273.2	289.5	285.7	1,142.3
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	229.6	261.5	265.7	248.5	1,005.3
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,859.2	2,022.9	2,171.6	2,552.5	8,606.2
Eliminations	-263.7	-285.1	-285.0	-354.4	-1,188.2

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	20.3	8.7	30.7	6.8	66.5
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-11.5	12.8	19.9	14.9	36.1
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.5	62.8	114.4	79.9	243.6
Corporate and eliminations	-6.7	-13.7	-13.4	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

<Attachment 2> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	352.1	333.4	292.1	245.3	1,222.9
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	334.5	335.7	278.3	178.8	1,127.3
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,455.2	2,530.7	2,162.8	1,788.5	8,937.2
Eliminations	-303.2	-339.0	-282.9	-246.6	-1,171.7

Total	2,152.0	2,191.7	1,879.9	1,541.9	7,765.5

Segment profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	31.5	15.4	18.2	-16.1	49.0
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	19.5	29.5	5.0	-46.9	7.1
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.4	132.9	28.7	-168.7	123.3
Corporate and eliminations	-20.8	-14.4	-2.3	-12.9	-50.4

Total	109.6	118.5	26.4	-181.6	72.9

<Attachment 3> Reference

Primary domain companies’ information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

Primary domain companies’ information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	529.9	553.1	519.4	296.1	1,898.5
Panasonic Mobile Communications Co., Ltd.	118.8	90.4	85.7	94.8	389.7
Panasonic Electronic Devices Co., Ltd.	124.9	120.5	92.7	62.5	400.6
Factory Automation Business	60.8	51.1	25.6	15.5	153.0

Domain company profit					Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	14.4	21.5	-23.4	-62.6	-50.1
Panasonic Mobile Communications Co., Ltd.	14.9	6.4	6.7	-4.3	23.7
Panasonic Electronic Devices Co., Ltd.	9.0	8.1	-2.0	-17.6	-2.5
Factory Automation Business	9.4	5.8	-4.7	-8.9	1.6

May 7, 2010

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces Continuation of Policy toward

Large-scale Purchases of Company’s Shares [ESV plan]

Osaka, Japan, May 7, 2010 — Panasonic Corporation (Panasonic [NYSE symbol: PC]) today announced that its Board of Directors has decided to continue the company’s policy toward Large-scale Purchases of Panasonic shares. This policy, called the ESV (Enhancement of Shareholder Value) Plan, was originally announced on April 28, 2005, and since then, the Board of Directors has announced the continuation thereof each year. As stated in the April 28, 2005 press release, the ESV Plan reflects Panasonic’s policy toward:

(i)	a purchase of Panasonic shares by a group of shareholders[1] with the intent to hold 20% or more of the total voting rights[2] of Panasonic, or

(ii)	a purchase of Panasonic shares resulting in a group of shareholders holding 20% or more of the total voting rights of Panasonic.

(The ESV Plan does not apply to cases where Panasonic’s Board of Directors has given consent in advance of purchases set out in (i) or (ii) above.)

In the following outline of the details of the ESV Plan, a purchase of Panasonic shares set out in (i) or (ii) above shall be referred to as a Large-scale Purchase, and a person or a company that intends to conduct a Large-scale Purchase shall be referred to as the Large-scale Purchaser.

1. Basic Philosophy

Panasonic’s Board of Directors believes that the company’s shareholders should make the final decisions as to whether or not a Large-scale Purchase is acceptable. If a Large-scale Purchase is to be conducted, sufficient information should be provided through the Board of Directors to shareholders so that they may make appropriate decisions. The Board of Directors intends to assess and examine any proposed Large-scale Purchase after the information on such Large-scale Purchase is provided, and subsequently to disclose the opinion of the Board of Directors, to assist shareholders in making their decisions. The Board of Directors may negotiate with the Large-scale Purchaser or offer alternative plans to shareholders, if it is deemed necessary.

The Panasonic Group recorded consolidated net sales of 7,418.0 billion yen for fiscal 2010, ended March 31, 2010, and consists of 679 consolidated subsidiaries and 384,586 employees on a consolidated basis, as of March 31, 2010. Taking into account the scale of the company’s operations and the wide range of its business fields, Panasonic believes it would be helpful for shareholders to receive proper information from both the Large-scale Purchaser and the Board of Directors so that they may examine the terms of the Large-scale Purchase that may have an impact on the management of the company, including the adequacy of the purchase price. The company believes that if a Large-scale Purchase is to be conducted, shareholders should be made aware of its potential impact on the future management of the Panasonic Group, as well as management policies and business plans that the Large-scale Purchaser wishes to adopt, and the influence on other various stakeholders such as customers and employees, in order to determine whether or not the Large-scale Purchase is acceptable.

Under the basic philosophy mentioned above, Panasonic’s Board of Directors has established rules concerning Large-scale Purchases of Panasonic shares (hereinafter referred to as the Large-scale Purchase Rules) as described below. The Board of Directors will require any Large-scale Purchaser to comply with these rules. If the Large-scale Purchaser does not comply with these rules, the Board of Directors intends to take certain countermeasures.

For your information, please refer to the major shareholders of Panasonic as described in attachment 1 hereto. Also, please note that as of the present time, Panasonic has not received any specific proposals for a Large-scale Purchase.

2. Large-scale Purchase Rules

Panasonic’s Board of Directors believes that a Large-scale Purchaser should comply with the Large-scale Purchase Rules for the benefit of all shareholders of Panasonic. The Large-scale Purchase Rules require that (i) a Large-scale Purchaser provide sufficient information to the Board of Directors, and (ii) a Large-scale Purchaser be permitted to commence the Large-scale Purchase only after the prescribed period during which the Board of Directors assesses the Large-scale Purchase.

First, a Large-scale Purchaser is required to provide Panasonic’s Board of Directors with sufficient information (hereinafter referred to as the Large-scale Purchase Information) so that the company’s shareholders may make decisions and the Board of Directors may form its opinion regarding such Large-scale Purchase. The Large-scale Purchase Information includes the followings:

(1)	an outline of the Large-scale Purchaser and its group;

(2)	the purposes and conditions of the Large-scale Purchase;

(3)	the basis for determination of the purchase price and funds for purchase; and

(4)	management policies and business plans which the Large-scale Purchaser intends to adopt after the completion of the Large-scale Purchase.

Since details of the Large-scale Purchase Information may vary depending on each specific Large-scale Purchase, the Board of Directors, first of all, requires the Large-scale Purchaser to submit to Panasonic a letter of intention to comply with the Large-scale Purchase Rules, specifying the name of the Large-scale Purchaser, address, governing law of incorporation, the name of the representative, contact details in Japan and an outline of the proposed Large-scale Purchase. Within five business days after receipt of such letter, the Board of Directors will deliver to the Large-scale Purchaser a list of the Large-scale Purchase Information to be initially provided by the Large-scale Purchaser. If the information initially provided by the Large-scale Purchaser is deemed insufficient as Large-scale Purchase Information, the Board of Directors may request additional information until it receives sufficient information with such decision made by referring to advice from outside professionals, such as lawyers and financial advisors and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will disclose the proposed Large-scale Purchase and all or part of the Large-scale Purchase Information submitted to the Board of Directors at the time it deems appropriate, if such disclosure is considered necessary for shareholders to make decisions.

After all the Large-scale Purchase Information is provided, Panasonic’s Board of Directors should be allowed a sixty day period (in the case of the purchase of all Panasonic shares by a tender offer with cash-only (yen) consideration) or a ninety day period (in the case of any other Large-scale Purchase), depending on the difficulty level of assessment, as the period during which it will assess, examine, negotiate, form an opinion and seek alternatives (hereinafter referred to as the Assessment Period). The Large-scale Purchase, therefore, shall be commenced only after the Assessment Period has elapsed. The Board of Directors will thoroughly assess and examine the Large-scale Purchase Information with advice from outside professionals during the Assessment Period, and disclose its opinion.

As mentioned above, the Board of Directors may negotiate with the Large-scale Purchaser in order to improve the terms of the proposed Large-scale Purchase or it may offer alternative plans to shareholders, as necessary.

3. Countermeasures against non-compliance with the Large-scale Purchase Rules

The ESV Plan includes countermeasures to be taken in the event of non-compliance with the Large-scale Purchase Rules. In the ESV Plan, non-compliance with the Large-scale Purchase Rules is the condition triggering Panasonic’s countermeasures, in principle.

If a Large-scale Purchaser does not comply with the Large-scale Purchase Rules, Panasonic’s Board of Directors may take countermeasures against the Large-scale Purchaser to protect the interests of all shareholders. Countermeasures include the implementation of stock splits, issuance of stock acquisition rights or any other measures that the Board of Directors is permitted to take under the Company Law in Japan or other laws and the company’s articles of incorporation. The Board of Directors will make decisions relating to countermeasures by referring to advice from outside professionals, such as lawyers and financial advisers and fully respecting the opinions of outside directors and corporate auditors. The Board of Directors will adopt specific countermeasures which it deems appropriate at that time. If the Board of Directors elects to make a stock split for shareholders as of a certain record date, the maximum ratio of the stock split shall be five-for-one. If the Board of Directors elects to issue stock acquisition rights in a rights offering, the outline of the issuance thereof shall be as described in attachment 2 hereto. If the Board of Directors elects to issue stock acquisition rights as a countermeasure, it may determine the exercise period and exercise conditions of the stock acquisition rights in consideration of the effectiveness thereof as a countermeasure, such as the condition not to belong to a specific group of shareholders including a Large-scale Purchaser.

The purpose of the Large-scale Purchase Rules is to provide an opportunity for Panasonic’s shareholders to receive necessary information about the Large-scale Purchase, as well as the opinion and any alternative plans from Panasonic’s Board of Directors, in order to determine whether or not the Large-scale Purchase is acceptable. Panasonic believes these rules will benefit shareholders by providing them with sufficient information to make a decision about a Large-scale Purchase that may have an impact on the management of the company. If a Large-scale Purchaser complies with the Large-scale Purchase Rules, the Board of Directors does not intend to prevent the Large-scale Purchase at its own discretion, unless it is clear that such Large-scale Purchase will cause irreparable damage or loss to Panasonic. As an exception, however, in the event that it is clear to the Board of Directors that a Large-scale Purchase will cause irreparable damage or loss to Panasonic and as a result, the Board of Directors makes a decision to take countermeasures to prevent such Large-scale Purchase, the Board of Directors will disclose such decision in a timely and appropriate manner. On making such a decision, the Board of Directors will refer to advice from outside professionals, such as lawyers and financial advisers and fully respect the opinions of outside directors and corporate auditors.

If the Board of Directors decides after considering the interest of all shareholders that it would be appropriate to confirm the desires of the shareholders before taking the countermeasures stated above, the company will hold a general meeting of shareholders. If the Board of Directors decides to hold such a meeting, the company will disclose the fact that a general meeting of shareholders will be held and the reasons therefor.

The company believes that the establishment of the Large-scale Purchase Rules and countermeasures to be taken in the event of non-compliance with such rules are reasonable and appropriate in order to protect the legitimate interests of all Panasonic shareholders. The company recognizes that the aforementioned countermeasures may cause damage or loss, economic or otherwise, to a prospective Large-scale Purchaser who does not comply with the Large-scale Purchase Rules. Thus, the company is hereby advising in advance against commencing a Large-scale Purchase that does not comply with the Large-scale Purchase Rules.

4. Effect on Panasonic’s shareholders and investors

Panasonic does not anticipate that taking countermeasures will cause shareholders, other than the Large-scale Purchaser, economic damage or loss of any rights, however, in the event that the Board of Directors determines to take a specific countermeasure, the Board of Directors will disclose such countermeasure in a timely and appropriate manner, pursuant to relevant laws and financial instruments exchange regulations. Regarding necessary procedures for shareholders in the event that a specific countermeasure is taken, in the case of an issuance of stock acquisition rights, in order to acquire stock acquisition rights, shareholders need to apply for acquisition within a certain prescribed period, depending on the issuance methods for stock acquisition rights. In addition, in order to exercise stock acquisition rights and acquire stock, shareholders need to pay the exercise price within a certain prescribed period. When the Board of Directors decides to acquire stock acquisition rights, it may deliver stocks to shareholders without paying the amount equivalent to the exercise price, in exchange for the acquisition of the stock acquisition rights. In the case of a stock split and an issuance of stock acquisition rights, shareholders must be recorded in the last shareholders’ register as of the record date of the stock split or the issuance of stock acquisition rights, which shall be determined and announced publicly by the Board of Directors. Panasonic will announce the details of such procedures and any other procedures necessary to protect the interests and rights of shareholders and investors in accordance with relevant laws and financial instruments exchange regulations when the Board of Directors actually determines to take countermeasures including stock splits and issuances of stock acquisition rights.

Each Corporate Auditor, including each outside Corporate Auditor, stated agreement to re-adopt this policy at this time on condition that it is duly implemented. The terms of office of all Directors are for one year, and they are elected at an annual general meeting of shareholders in June of each year. All of the two (2) Outside Directors and three (3) Outside Corporate Auditors are notified to the financial instruments exchanges as independent directors or independent corporate auditors and do not have any conflict of interests with our shareholders. Panasonic’s Board of Directors intends to review the Large-scale Purchase Rules, as necessary, for reasons including amendments to applicable legislation. Any such review would be conducted strictly in the interests of all shareholders.

Notes:	1.	A group of shareholders (tokutei-kabunushi group) means a holder (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a holder pursuant to Paragraph 3 thereof) of shares and other securities (defined in Paragraph 1, Article 27-23 of the Financial Instruments and Exchange Law) or a person or a company who makes a purchase (defined in Paragraph 1, Article 27-2 of the Financial Instruments and Exchange Law, including a purchase made on a financial instruments exchange market) and any joint holders (defined in Paragraph 5, Article 27-23 of the Financial Instruments and Exchange Law, including a person or a company deemed as a joint holder pursuant to Paragraph 6 thereof) and any specially related parties (defined in Paragraph 7, Article 27-2 of the Financial Instruments and Exchange Law).

	2.	The number of total voting rights shall be the number of voting rights with respect to all issued shares of Panasonic at the relevant time, excluding the shares held by Panasonic as treasury stock, the number of which appears in the latest Treasury Stock Purchase Report under the Financial Instruments and Exchange Law.

(Attachment 1)

The major shareholders of Panasonic as of March 31, 2010

Name of Shareholder	Number of Shares Held (thousands of shares)	Percentage of Shares Held in Total Issued Shares (%)
The Master Trust Bank of Japan Ltd. (trust account)	112,992	4.60
Moxley & Co.	103,982	4.23
Japan Trustee Service Bank, Ltd. (trust account)	95,565	3.89
Nippon Life Insurance Company	67,000	2.73
Sumitomo Mitsui Banking Corporation	57,024	2.32
Panasonic Corporation Employee Shareholding Association	40,192	1.63
State Street Bank and Trust Co.	33,827	1.37
Mitsui Sumitomo Insurance Co., Ltd.	32,605	1.32
Sumitomo Life Insurance Co.	31,382	1.27
Daikin Industries, Ltd.	28,605	1.16

Notes:

1. Amounts less than one thousand have been discarded.

2. The number of treasury stock is 382,448 thousand shares.

(Attachment 2)

Outline of issuance of stock acquisition rights

(In case the Board of Directors elects to issue stock acquisition rights in a rights offering)

1. Shareholders who are entitled to receive stock acquisition rights and conditions of issuance thereof:

One stock acquisition right shall be granted to a shareholder, per one share held by such shareholder (excluding the shares held by Panasonic as treasury stock), whose name is recorded in the register of shareholders as of the record date to be specified and published by the Board of Directors. In this regard, Panasonic may either (i) grant to each of the shareholders holding a share of common stock a right to subscribe for a stock acquisition right and to make an offering for subscription of the offered stock acquisition right, or (ii) distribute stock acquisition rights to the shareholders without consideration.

2. Type and number of shares to be acquired upon exercise of stock acquisition rights:

The type of shares to be acquired upon exercise of stock acquisition rights shall be common stock, and the number of shares to be acquired upon exercise of one stock acquisition right shall be one share.

3. Total number of stock acquisition rights to be issued:

The total number of stock acquisition rights to be issued shall be determined by the Board of Directors up to 5 billion stock acquisition rights. The Board of Directors may issue stock acquisition rights more than once within the maximum number of 5 billion stock acquisition rights to be issued in total.

4. Payment amount of each stock acquisition right in the case of item 1, (ii) above:

No payment is required.

5. Price of assets to be invested upon exercise of each stock acquisition right:

The price of assets to be invested upon exercise of a stock acquisition right shall be one Japanese yen or more to be determined by the Board of Directors.

6. Restriction on transfer of stock acquisition rights:

Acquisition of stock acquisition rights by way of assignment thereof requires the approval of the Board of Directors.

7. Conditions of exercise of stock acquisition rights:

The Board of Directors may prohibit a person or company belonging to a group of shareholders (tokutei-kabunushi group) including a Large-scale Purchaser (excluding the case where the Board of Directors approves that an acquisition or shareholding of shares and other securities of Panasonic by the person or company does not conflict with the benefit of all shareholders of Panasonic) from exercising stock acquisition rights.

8. Exercise period and other conditions of stock acquisition rights:

Exercise period, conditions of acquisitions and other conditions of stock acquisition rights shall be determined by the Board of Directors. The Board of Directors may determine that the company may repurchase stock acquisition rights (“Qualified Stock Acquisition Rights”) that are not held by a holder of a stock acquisition right who is prohibited from exercising stock acquisition rights due to the exercise conditions mentioned in item 7 above, and deliver one share of common stock to be determined by the Board of Directors per one Qualified Stock Acquisition Right to each of the holders thereof.

###

May 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic Announces New Midterm Management Plan

Osaka, Japan (May 7, 2010) — Panasonic Corporation (Panasonic [NYSE: PC]) today announced its new midterm management plan that covers the next three years from April 2010 to March 2013. Panasonic President Fumio Ohtsubo unveiled the plan called GT12 (Green Transformation 2012) that is designed to fill Panasonic Group with strong growth potential. President Ohtsubo’s presentation is summarized as follows:

1. Reviewing the Achievements under GP3 Plan

(1) Goals of GP3 Plan: Under the previous three-year management plan, called GP3 Plan, which was launched in April 2007, Panasonic undertook various measures to achieve steady growth with profitability, setting the three numerical targets: 10 trillion yen in sales, ROE of 10 percent and reduction of CO2 emissions in manufacturing by more than 300,000 tons compared with the levels achieved in the fiscal year ended March 2007 (fiscal 2007).

(2) Assessment: Although the company has attained its CO2 reduction goal, sales and ROE in the period fell far below its targets. In order to fulfill these two goals, Panasonic pursed double-digit growth in overseas sales for consumer and systems products. However, its sales outside Japan were 72 percent and its sales in BRICs and Vietnam were 73 percent of the targets set in the plan. The company could not achieve its sales targets in all the four ABCD strategic business areas (the A stands for appliance solutions, the B for black-box devices, the C for car electronics and the D for digital AV networks). In terms of manufacturing-oriented innovation, Panasonic managed to attain some positive results in strengthening its management structure by lowering its break-even point and reducing fixed cost.

2. GT12 New Midterm Management Plan

(1) Positioning: Panasonic is aiming to become the No. 1 Green Innovation Company in the Electronics Industry towards 2018, the 100th anniversary of its foundation. As the first step towards the goal, Panasonic will devote the next three years to making group-wide efforts in shifting its paradigm for growth and laying a foundation to be a Green Innovation Company, while integrating its contribution to the environment and business growth. By the time this plan is complete in the fiscal year ending March 2013, Panasonic Group should be a company filled with significant growth potential.

(2) Themes: The plan focuses on the two themes: shifting its paradigm for growth and building a foundation to be a Green Innovation Company. To achieve the paradigm shift for growth, the company will shift its business from existing to new fields such as energy, from Japan-centric to globally-oriented and from individual products to solutions and systems incorporating a variety of products.

To lay its foundation for a Green Innovation Company, Panasonic will increase profitability based on growth by pursing global excellence indexes. They include such multiple goals as achieving 10 trillion yen or more in sales, 10 percent or more each in operating profit and ROE, and having multiple key products that hold a top market share in the world. Panasonic will also enhance its contribution to the environment, laying a groundwork to be No. 1 in green indexes. The company aims to claim a top status with all the following factors: contribution in CO2 emission reductions and recycling resources, the size of its energy systems business and a sales ratio of No. 1 environmentally conscious products.

(3) Group Management Goals: For the fiscal year ending March 2013, the last year of GT12, Panasonic sets the following targets: 5 percent or more in operating profit ratio, 10 trillion yen in sales, a three-year accumulative total of over 800 billion yen in free cash flow, 10 percent in ROE and 50 million ton reduction in CO2 emissions*.

*	Comparing CO2 emissions from production activities and those generated from the use of the company’s products with the level of the fiscal year ended March 2006, assuming no remedial measures were taken until the end of the fiscal year ending March 2013.

(4) Transformation Indexes: The company has set a group of “transformation indexes” to shift the paradigm for growth mentioned above.

	Index	FY20101)	FY2013	FY2019 (Direction)
New Business Fields	Sales ratio of six key businesses	35%	42%	55% or more
	Sales of energy systems business	540 billion yen	850 billion yen	3 trillion yen or more
Overseas	Sales in emerging countries2)	440 billion yen	770 billion yen	—
	Overseas sales ratio	48%	55%	60% or more
Solutions & Systems	Sales of systems and equipment business	2.2 trillion yen	2.6 trillion yen	3.5 trillion yen
	Overseas sales ratio	33%	39%	50% or more

1)	Including SANYO’s figures on an annual basis.
2)	Panasonic’s sales of consumer and systems products in BRICs + Vietnam and MINTS + B (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans)

(5) Midterm Strategy for Panasonic Group:

i) Growth Driven by Six Key Businesses: Focusing on six key business areas, Panasonic aims to increase sales of these businesses by 1.2 trillion yen, which accounts for more than 80 percent of the total sales increase the company targets. The six business areas are energy systems, heating/refrigeration/air conditioning, network AV, healthcare, security and LED. The company will allocate 54 percent of its total capital expenditures and 67 percent of its head-office R&D investment to these businesses over the next three years, drastically shifting its management resources to growth businesses.

Energy Systems Business: Panasonic aims to generate sales of 850 billion yen from its energy systems business for the fiscal year ending March 2013 (fiscal 2013), which translates into an annual average growth rate of 16 percent for the three years.

•

In the solar cell business, Panasonic aspires to become the leader in the Japanese market by achieving sales of 900 megawatts of cells in fiscal 2013 and one of the top three global leaders in fiscal 2016. On July 1, 2010, the company launches Panasonic brand HIT solar cells boasting the world’s top-class energy conversion efficiency.

Panasonic’s group-wide sales network will support the sales of the HIT solar cells. Panasonic makes full use of its existing sales channels for consumer electronics, electrical construction materials and housing in the Japanese market. In the overseas market, the company will develop its systems sales including energy storage and energy management solutions. At the same time, it will accelerate the development of next-generation solar cells utilizing Panasonic’s technologies, manufacturing expertise and resources. It will consider the possible use of its PDP plant in Amagasaki City in western Japan for the development.

•	In the fuel cell business, Panasonic will strengthen its cost competitiveness to expand the business.

•

In the lithium-ion rechargeable battery business, Panasonic aims for 500 billion yen in sales to maintain the world’s No. 1 market share by maximizing its group synergies. To achieve the synergies, Panasonic and SANYO Electric Co., Ltd. will integrate their business strategies into one and optimize their strengths to the fullest extent. As part of these efforts, Panasonic and SANYO will promote collaboration in cell development and production lines.

Panasonic will combine the group’s expertise to lead the world in the development of high-capacity batteries and secure profit in the consumer-use market. Panasonic will also strengthen its cost competitiveness by developing new materials and launch products in the growing markets such as home-use storage batteries and batteries for eco-cars.

•

In the energy management area, Panasonic will provide energy solutions that combine energy creation, energy storage and energy saving with energy management. Corporate Division for Promoting Energy Solution Business, which was set up on April 1, 2010, takes a leadership role in developing cross-domain energy systems products throughout the all group companies. The company aims to develop systems and equipment products that can integrate controls of electricity, temperature and information by linking devices and equipment in the energy creating, energy storage and energy saving categories.

Heating, Refrigeration and Air Conditioning Business: Panasonic aims for 670 billion yen in sales by posting an annual average growth rate of 7.4 percent for the next three years.

•

The company will speed up its pace to expand its room air conditioners business in the global market. In Europe, it will develop equipment sales channels, such as stores specialized in air conditioning. In emerging countries, Panasonic will focus on local leader models that meet with local needs, taking advantage of low-noise and energy-saving technologies.

As to commercial-use products, Panasonic will expand its product lineup for large-sized air conditioning, heat-pump type water heaters, commercial-use refrigerators and showcases, targeting the markets in Japan, Europe, China and Asia. With its solutions that encompass the entire store, the company approaches convenience stores and supermarkets to propose comprehensive controls that combine its cooling and heating conditioning systems, energy systems, security, etc.

Network AV business: Panasonic aims for 2.15 trillion yen in sales for fiscal 2013 with an average annual growth rate of 10 percent.

•	The company will make its flat-panel TV business profitable by strengthening its competitiveness in terms of cost structure, product and marketing.

To increase profitability of the flat-panel TVs, Panasonic will improve its cost structure by shifting its finished product and module assembly to Asian countries, halving the number of components and actively adopting OEM and ODM services. The company will shift its emphasis to 3D TVs and LED-backlight LCD TVs and carry out intensive advertising investment in major countries as well as increase the number of products for high-volume segments. Panasonic plans to produce 30 million units of flat-panel TVs in fiscal 2013, which compares with 15.8 million units produced in fiscal 2010. Of the 30 million units, the company intends to produce more than 11 million units in the emerging markets.

The company will strengthen competitiveness of its flat-panel TVs. It is determined to make the Panasonic brand synonymous with 3D TVs and increase the ratio of 3D TVs to 70 percent of the total flat-panel TVs in fiscal 2013. With regard to LCD TVs, the company will emphasize its LED-backlight TVs, introducing this year LED models that offer the industry’s top-class power saving performance.

•

In the digital still camera business, Panasonic aims to be one of the industry’s top three makers by achieving sales of 20 million units per year. In the digital interchangeable lens system camera business, the company strives to achieve the world’s smallest and lightest camera. Establishing a dedicated marketing structure for its single lens cameras in each major region of the world, Panasonic will target a market share of 10 percent or more in the segment. In the compact camera category, Panasonic aims to capture new demand mainly in emerging countries by strengthening its lineup through collaboration with SANYO. Further, Panasonic will advance its black-box technologies in lenses and optical image stabilizer to build a super-thin, super-light and super-high picture quality camera.

Next-generation Key Businesses: Panasonic will build up its healthcare, security and LED (excluding LED backlight TV) businesses, aiming to generate combined sales of 1 trillion yen in fiscal 2016 ending March 2016. For fiscal 2013, the company targets 540 billion yen in sales from these three businesses.

•

In the healthcare business, all Panasonic Group companies will unify its strategies focusing on in-hospital work assistance, home healthcare, and early diagnosis and treatment. As part of this effort, Panasonic Shikoku Electronics Co., Ltd. will make a full-scale shift from visual, storage, and device businesses to healthcare business. It will be renamed Panasonic Healthcare Co., Ltd. on October 1.

•

In the security business, Panasonic targets an increase of 100 billion in sales by expanding overseas sales. In particular, the company increases sales of its LINK products that combine network cameras and communications systems, building up engineering capabilities overseas and promoting alliances with large companies.

•

In the LED business, Panasonic plans to increase sales by 4.5 times compared to the sales in fiscal 2010. To achieve the goal, the company will promote its global expansion, establishing an overwhelming market share in Japan and actively developing overseas sales channels.

ii) Expanding Overseas Business Focusing on Emerging Markets: By shifting its business from Japan-centric to globally-oriented, Panasonic will increase its overseas consumer and systems product sales ratio from 48 percent in fiscal 2010 to 55 percent in fiscal 2013. It aims to increase sales of consumer electronics equipment by 330 billion yen in the emerging markets including BRICs + Vietnam and MINTS + B countries (Mexico, Indonesia, Nigeria, Turkey, Saudi Arabia and the Balkans), targeting high-volume segments in each market.

•

Strengthening Customer-oriented Products Planning Capability: Panasonic will establish Global Consumer Research Center in its head office in fiscal 2011 to step up its research capability to design and develop products that cater to unique lifestyles in each market. The company will share its knowledge with other research centers and develop an optimized approach to the product planning.

•

Accelerating Development of Products for High-volume Segment: Based on the lifestyle researches, Panasonic will develop products for the markets, adding the features that consumers need and taking out they do not want. With those products, the company aims to expand its sales of products for high-volume segment to 1 trillion yen in fiscal 2013.

•

Global Expansion of Home Appliances Business: Panasonic aims to attain an annual growth rate of 15 percent in white goods sales overseas, including air conditioners, refrigerators, microwaves, vacuum cleaners and small kitchen appliances.

The company focuses on Japan, China and Asia as core markets and seeks for a significant sales increase in these markets by reorganizing and building up existing manufacturing and sales bases. In Europe, it will quickly enhance its product lineup by using local OEM suppliers and other outside resources. In India and Brazil, Panasonic will set up new manufacturing sites to thoroughly strengthen its business in these countries. Also, the company will fortify its core environmental technologies such as heat pumps, inverters and green materials.

iii) Reinforcing Systems and Equipment Business: As electronics products are increasingly commoditized, Panasonic will shift its business paradigm to solutions business and change its business structure by fully utilizing the company’s comprehensive capabilities. In fiscal 2013, it aims to generate 2.6 trillion yen from its systems and equipment business and increase overseas sales ratio in the business to 39 percent over the next three years.

Under the direction of Corporate Division for Promoting Systems and Equipment Business, Panasonic will work out on its idea of “comprehensive solutions” that enables development, planning and maintenance of a solution package dedicated to each of the seven major markets, including educational facilities, hotels, medical facilities, transportation and airports, offices and factories, retail and distribution facilities and homes.

iv) Collaboration with SANYO: Through collaboration with SANYO in business and strengthening of its management structure, Panasonic strives to generate over 80 billion yen in operating profit as a fruit of synergy between the two companies by March 2013. Panasonic has set up Strategic Working Committee for Group Collaboration on April 1, 2010 to maximize the synergies. For example, in the appliances business, they will introduce collaboration products and consolidate their business strategies by integrating their product development processes and streamlining their bases. They will also consolidate material procurement, which is expected to cut the procurement cost. Sharing of infrastructure and expertise, including overseas warehouses and offices, will reduce the related cost. The two companies will unify their group visions. For example, the group companies will share Panasonic’s Eco Ideas.

(6) Management Innovation for Supporting Group Strategy:

i) Initiatives on Environmental Contribution: Panasonic will vigorously push forward its efforts in reducing CO2 emissions. In addition to CO2 reductions in its production activities, the company will reduce those emitted from the use of its products, aiming to peak out in fiscal 2019 as a result of its group-wide efforts. Indirect reductions, such as those through supply of devices including rechargeable batteries, will also play a significant role in achieving the goal.

At the same time, the company will maximize recycling-oriented manufacturing and seek zero waste from its production activities in fiscal 2019. For fiscal 2013, Panasonic will expand the use of recycled resources and bring up its ratio against the total resources used to over 12 percent. In factories, the company will pursue achieving zero CO2 emissions and lift the ratio of resources recycled at plants to over 99 percent. Panasonic will adopt 3Rs (reuse, reduce and recycle) in its product development and strengthen the development of its recycling technologies.

ii) Strengthening Capability to Generate New Businesses: Panasonic’s internal business domain companies will lead Panasonic’s efforts in boosting its ability to develop new businesses by investing 230 billion yen in new businesses with an aim of generating total sales of over 1.1 trillion yen over the next three years. The head office will make strategic investments exceeding 77 billion yen over the same period. On April 1, 2010, the company set up Innovation Promotion Center under Corporate R&D Group to accelerate the efforts.

iii) Global Human Resources Development: Globalization of human resources is one of the challenges in the management innovation. Panasonic will increase foreign members on the management boards of its business domain companies, set up global human resource meetings and create a system for nurturing foreign executives. The company will establish “Corporate Global Engineer Trainee System” and reinforce its “Working in Japan Program.”

iv) Cash Flow-Oriented Management: Panasonic aims to generate 800 billion yen or more in free cash flow over the next three years. The company will carry out business portfolio strategy dividing its business into four categories to make its best investment decision, leveraging its growth capability and profitability. The four categories are the businesses to support next generation, the six key businesses, the businesses to be revitalized and the businesses to be withdrawn.

The company will also improve cash flow generation capability at operating sites in its Midterm Enhanced Cash Flow Management Project. It will maximize investment return by increasing monitoring of large-scale investments, and improve working capital by developing its theoretical inventories applied throughout all the group companies. Further, Panasonic will centralize procurement and strengthen design VE (value engineering) to cut cost and instill cost management culture into company DNA to improve marginal profit ratio.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, Asia and other countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission.

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May 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-7562-4400)
(Tel: +49-611-235-457)

Panasonic to Change Company Name of Subsidiary

(Panasonic Shikoku Electronics Co., Ltd.)

Osaka, Japan, May 7, 2010 — Panasonic Corporation (Panasonic [NYSE: PC]) announced that it will change the company name of Panasonic Shikoku Electronics Co., Ltd.(PSEC), a wholly-owned subsidiary, through a resolution that was approved at the Board of Directors held on today.

1.	Basic information of the subsidiary

Company Name	Panasonic Shikoku Electronics Co., Ltd.
Principal Office	2131-1 Minamigata, Toon City, Ehime, Japan
Representative	Kenji Yamane, President
Principal Lines of Business	Manufacture and sale of medical and information equipment, and precision instruments
Capital Stock	7,907 million yen

2.	New company name

Panasonic Healthcare Co., Ltd.

3.	Reason for company name change

The purpose of this name change is to unify the strategy for the healthcare business on a global scale as a Panasonic Group. Panasonic regards the healthcare business as one of the key businesses in the future. Moving forward, PSEC will make a full-scale shift to the healthcare business, aiming to contribute to healthy and more affluent lifestyles by offering healthcare products available to more people around the world.

4.	Effective date

October 1, 2010

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May 7, 2010

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)	Makoto Mihara (Japan)
International PR	Investor Relations
(Tel: +81-3-6403-3040)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1365)

Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Panasonic to Establish Global Consumer Research Center

Osaka, Japan — Panasonic Corporation announced today its plan to establish the Global Consumer Research Center in its head office in Osaka by the end of March 2011, aiming to enhance its capability to design and develop products that meet with local needs.

Panasonic aims to become the No.1 Green Innovation Company in the electronics industry by 2018, as well as to implement a business paradigm shift for growth under its new mid-term management plan called “GT12” that covers the next three years from April 2010 to March 2013. As part of its efforts to shift its business from Japan-centric to globally-oriented, Panasonic focuses on the high-volume segments in emerging markets. It is crucial for the company to strengthen customer-oriented products planning capability by carrying out accurate assessments of various lifestyles and customs.

To realize stronger products planning capability, Panasonic will promote research for various lifestyles and customs by establishing lifestyle research centers in key emerging markets such as India and Brazil. In addition, the new Global Consumer Research Center in Japan is expected to play a central role among the lifestyle research centers all around the world. By sharing the knowledge of customers’ needs and tastes gained from its research in various markets, Panasonic strives to pursue further efficiencies and achieve an optimized approach for utilizing its management resources to enhance its capability to develop and design products and to create new markets.

The lifestyle research centers are intended to assess the rapidly changing customers’ needs and tastes in emerging markets and to have them efficiently reflected in marketing initiatives. Most importantly, the acquired data will also be used by the lifestyle research hub, the Global Consumer Research Center, in combination with knowledge and resources in Japan to assess an optimized balance between local standards and global standard. As a result, enhanced standardization of products for emerging markets can be achieved through these initiatives.

Panasonic strives to create innovations in manufacturing all around the world based on the research of regional lifestyles and customs to further expand overseas business at an accelerated pace. The expansion will enhance product development of high-volume segment and thereby new markets will be created.

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

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